# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INNOVATE Corp., CIK 0001006837
CUSIP: 45784J303
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 295 Madison Avenue, 12th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0001104659-20-050316
Filed by CIK 0001077812
Persons authorized to receive notices and communications: Christopher R. Rodi, Esq., Woods Oviatt Gilman LLP, 1900 Bausch & Lomb Place, Rochester, New York (NY), 14604, 585-987-2820

## Reporting persons
- Avram Glazer (CIK 0001077812): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,809,739; sole dispositive power 0; shared dispositive power 6,809,739; aggregate amount beneficially owned 6,809,739 (51.5% of the class)
  Comment: (1) Includes (a) 47,265 shares of Common Stock of Innovate Corp. (the 'Issuer') issuable upon conversion of $2,000,000 in principal amount of the Issuer's 7.5 percent Convertible Senior Notes due 2026; (b) 2,097,902 shares of Common Stock of the Issuer held by LHG Irrevocable Exempt Trust for the benefit of one of Mr. Glazer's children, for which his spouse, Jill H. Glazer, serves as trustee; (c) 2,097,902 shares of Common Stock of the Issuer held by KAG Irrevocable Exempt Trust for the benefit of one of Mr. Glazer's children, for which Mrs. Glazer serves as trustee.
  
  (2) Based on 13,261,379 shares of Common Stock of the Issuer outstanding as of November 1, 2024 and assumes the issuance of 47,265 shares of Common Stock upon conversion of $2,000,000 principal amount of the Issuer's 7.5 percent Convertible Senior Notes due 2026 for a total of 13,308,644 shares.
- Lancer Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 2,211,805; shared voting power 0; sole dispositive power 2,211,805; shared dispositive power 0; aggregate amount beneficially owned 2,211,805 (17.1% of the class)
  Comment: (1) Includes 47,265 shares of Common Stock of the Issuer issuable upon conversion of $2,000,000 in principal amount of the Issuer's 7.5 percent Convertible Senior Notes due 2026.
  
  (2) Based on 13,261,379 shares of Common Stock of the Issuer outstanding as of November 1, 2024 and assumes the issuance of 47,265 shares of Common Stock upon conversion of $2,000,000 in principal amount of the Issuer's 7.5 percent Convertible Senior Notes due 2026 for a total of 13,308,644 shares.
- Avram Glazer Irrevocable Exempt Trust (CIK 0001582402): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,613,935; shared voting power 0; sole dispositive power 2,613,935; shared dispositive power 0; aggregate amount beneficially owned 2,613,935 (19.5% of the class)
  Comment: (1) Includes 47,265 shares of Common Stock of the Issuer issuable upon conversion of $2,000,000 in principal amount of the Issuer's 7.5 percent Convertible Senior Notes due 2026.
  
  (2) Based on 13,261,379 shares of Common Stock of the Issuer outstanding as of November 1, 2024 and assumes the issuance of 47,265 shares of Common Stock upon conversion of $2,000,000 in principal amount of the Issuer's 7.5 percent Convertible Senior Notes due 2026 for a total of 13,308,644 shares.
- Jill H. Glazer (CIK 0002048636): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,809,739; sole dispositive power 0; shared dispositive power 6,809,739; aggregate amount beneficially owned 6,809,739 (51.5% of the class)
  Comment: (1) Consists of (a) 2,097,902 shares of Common Stock of the Issuer held by LHG Irrevocable Exempt Trust for the benefit of one of Mrs. Glazer's children, for which she serves as trustee; (b) 2,097,902 shares of Common Stock of the Issuer held by KAG Irrevocable Exempt Trust for the benefit of one of Mrs. Glazer's children, for which she serves as trustee; and (c) 2,613,935 shares of Common Stock of the Issuer beneficially owned by Mrs. Glazer's spouse, Avram Glazer.
  
  (2) Based on 13,261,379 shares of Common Stock of the Issuer outstanding as of November 1, 2024 and assumes the issuance of 47,265 shares of Common Stock upon conversion of $2,000,000 in principal amount of the Issuer's 7.5 percent Convertible Senior Notes due 2026 for a total of 13,308,644 shares.
- LHG Irrevocable Exempt Trust (CIK 0002048635): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 2,097,902; shared voting power 0; sole dispositive power 2,097,902; shared dispositive power 0; aggregate amount beneficially owned 2,097,902 (15.9% of the class)
  Comment: (1) Based on 13,261,379 shares of Common Stock of the Issuer outstanding as of November 1, 2024.
- KAG Irrevocable Exempt Trust (CIK 0002048637): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 2,097,902; sole dispositive power 0; shared dispositive power 2,097,902; aggregate amount beneficially owned 2,097,902 (15.9% of the class)
  Comment: (1) Based on 13,261,379 shares of Common Stock of the Issuer outstanding as of November 1, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: INNOVATE Corp.
Address of issuer's principal executive offices: 295 Madison Avenue, 12th Floor, New York, New York (NY), 10017
Comment: This Amendment No. 14 to Schedule 13D ("Amendment No. 14") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on April 23, 2020 (as previously amended, the "Schedule 13D"), relating to the common stock, $0.001 par value per share (the "Common Stock"), of Innovate Corp., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Avram Glazer ("Mr. Glazer"), a natural person and citizen of the United States of America; Lancer Capital LLC ("Lancer"), a Delaware limited liability company; Avram Glazer Irrevocable Exempt Trust ("AG Trust"), a Florida trust; Jill H Glazer ("Mrs. Glazer"), a natural person and citizen of the United States of America; LHG Irrevocable Exempt Trust ("LHG Trust"), a Florida trust; and KAG Irrevocable Exempt Trust ("KAG Trust"), a Florida trust
Residence or business address: c/o Woods Oviatt Gilman LLP, 1900 Bausch & Lomb Place, Rochester, NY
Present principal occupation or employment: The present principal occupation of Mr. Glazer is Executive Co-Chairman and Director of Manchester United plc, a professional sports club. The present principal occupation of Mrs. Glazer is Board President of The Palm Beach Cultural Innovation Center, which operates a non-profit performing arts venue in Palm Beach, Florida. Lancer, AG Trust, LHG Trust and KAG Trust were formed for the purposes of holding shares of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: UNITED STATES

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 13, 2024, Lancer distributed 4,195,804 shares of Common Stock to the AG Trust, which in turn immediately distributed them to Mr. Glazer. On December 16, 2024, Mr. Glazer gifted 2,097,902 of such shares of Common Stock to the LHG Trust and 2,097,902 of such shares of Common Stock to the KAG Trust. These distributions and gifts were made for estate planning purposes.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Avram Glazer 6,809,739 shares 51.5%
Lancer Capital LLC 2,211,805 shares 17.1%
Avram Glazer Irrevocable Exempt Trust 2,529,049 shares 19.5%
Jill H. Glazer 6,809,739 shares 51.5%
LHG Irrevocable Exempt Trust 2,097,902 shares 15.9%
KAG Irrevocable Exempt Trust 2,097,902 shares 15.9%
Number of shares as to which each person has sole or shared power to vote or dispose:
Avram Glazer 0; 0; 6,809,739; 6,809,739
Lancer Capital LLC 2,211,805; 2,211,805; 0; 0
Avram Glazer Irrevocable Exempt Trust 2,613,935; 2,613,935; 0;0
Jill H. Glazer 0; 0; 6,809,739; 6,809,739
LHG Irrevocable Trust 0; 0; 2,097,902; 2,097,902
KAG Irrevocable Trust; 0; 0; 2,097,902; 2,097,902
Lancer is the record holder of 2,211,805 shares of Common Stock, the AG Trust is the record holder of 317,244 shares of Common Stock, Mr. Glazer is the record holder of 37,621 shares of Common Stock, the LHG Trust is the record holder of 2,097,902 shares of Common Stock and the KAG Trust is the record holder of 2,097,902 shares of Common Stock. Mrs. Glazer is not the record holder of any shares of Common Stock.
The AG Trust is the sole owner of Lancer, and in such capacity may be deemed to beneficially own the shares held of record by Lancer. Mr. Glazer is the trustee of the AG Trust, and in such capacity may be deemed to beneficially own the shares held of record by the AG Trust and Lancer. Mrs. Glazer is the trustee of the LHG Trust and the KAG Trust and in such capacity may be deemed to beneficially own the shares held of record by the the LHG Trust and the KAG Trust. Mr. Glazer and Mrs. Glazer, as spouses, may each be deemed to beneficially own the shares beneficially owned by the other.
Transactions in the class effected during the past sixty days: On December 13, 2024, Lancer distributed 4,195,804 shares of Common Stock to the AG Trust, which in turn immediately distributed them to Mr. Glazer. On December 16, 2024, Mr. Glazer gifted 2,097,902 of such shares of Common Stock to the LHG Trust and 2,097,902 of such shares of Common Stock to the KAG Trust. Except for the forgoing, none of the Reporting Persons acquired any shares of Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement by and between Avram Glazer, Lancer Capital LLC, Avram Glazer Irrevocable Exempt Trust, Jill H. Glazer, and LHG Irrevocable Exempt Trust and KAG Irrevocable Exempt Trust dated December 17, 2024.

## Signatures
- Avram Glazer: /s/ Avram Glazer, Individual (12/18/2024)
- Lancer Capital LLC: /s/ Avram Glazer, President (12/18/2024)
- Avram Glazer Irrevocable Exempt Trust: /s/ Avram Glazer, Trustee (12/18/2024)
- Jill H. Glazer: /s/ Jill H. Glazer, Individual (12/18/2024)
- LHG Irrevocable Exempt Trust: /s/ Jill H. Glazer, Trustee (12/18/2024)
- KAG Irrevocable Exempt Trust: /s/ Jill H. Glazer, Trustee (12/18/2024)